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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO.   1  )*
                                           -----


                         GelTex Pharmaceuticals, Inc.
         -------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock $.01 par value
              ---------------------------------------------------
                        (Title of Class of Securities)

                                   0003685381
                   -----------------------------------------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 Pages

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-----------------------                                  ---------------------
  CUSIP NO. 000365381                   13G                PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Abingworth Bioventures SICAV

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Luxembourg

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            600,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          - 0 -
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             600,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          - 0 -
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      600,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      4.4%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 5 pages

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Item 1(a).  Name of Issuer:  GelTex Pharmaceuticals, Inc.
----------  --------------

Item 1(b).  Address of Issuer's Principal Executive Offices:
----------  -----------------------------------------------
            Nine Fourth Avenue, Waltham, Massachusetts   02154

Item 2(a).  Name of Person Filing:  Abingworth Biovenutes SICAV ("ABS")
----------  ---------------------

Item 2(b).  Address of Principal Business Office or, if None, Residence:  The
----------  -----------------------------------------------------------
            address of the principal business office of ABS is 231 Val des Bons Malades, L-2121 Luxembourg-Kirchberg.

Item 2(c).  Citizenship:  ABS is a corporation organized under the laws of
----------  ------------
            Luxembourg.

Item 2(d).  Title of Class of Securities:  Common Stock, $.01 par value.
----------  ----------------------------

Item 2(e).  CUSIP Number:  0003685381.
----------  -------------

Item 3.     If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b),
-------     -------------------------------------------------------------------
            check whether the person filing is a:
            -------------------------------------

            (a)   [      ]  Broker or Dealer registered under Section 15 of the
                            Securities Exchange Act of 1934 (the "Act").

            (b)   [      ]  Bank as defined in Section 3(a)(6) of the Act.

            (c)   [      ]  Insurance Company as defined in Section 3(a)(19) of
                            the Act.

            (d)   [      ]  Investment Company registered under Section 8 of the
                            Investment Company Act of 1940.

            (e)   [      ]  Investment Adviser registered under Section 203 of
                            the Investment Advisers Act of 1940.

            (f)   [      ]  Employee Benefit Plan, Pension Fund which is subject
                            to the provisions of the Employee Retirement Income
                            Security Act of 1974 or Endowment Fund; see Rule
                            13d-1(b)(1)(ii)(F) of the Act.

            (g)   [      ]  Parent Holding Company, in accordance with Rule 13d-
                            1(b)(ii)(G) of the Act.

            (h)   [      ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(H) of
                            the Act.

            Not applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-2(b).

                               Page 3 of 5 pages

Item 4.  Ownership.
-------  ---------

         (a) Amount Beneficially Owned: ABS is the record and beneficial owner of 600,000 shares of Common Stock as of December 31, 1997.

         (b) Percent of Class: 4.4%. The foregoing percentage is calculated based on the 13,637,595 shares of Common Stock reported to be outstanding in the Quarterly Report on Form 10-Q of GelTex Pharmaceuticals, Inc., for the quarter ended September 30, 1997.

         (c)  Number of shares as to which such person has:

              (i)   sole power to vote or to direct the vote:
                    600,000 shares.

              (ii)  shared power to vote or to direct the vote:
                    0 shares.

              (iii) sole power to dispose or to direct the disposition of:
                    600,000 shares.

              (iv)  shared power to dispose or to direct the disposition of:
                    0 shares.

Item 5.  Ownership of Five Percent or Less of a Class.
-------  ---------------------------------------------

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:
         [ X ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
-------  ---------------------------------------------------------------

         Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the
-------  ----------------------------------------------------------------------
         Security Being Reported on by the Parent Holding Company.
         --------------------------------------------------------

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.
-------  ---------------------------------------------------------

         Not applicable

Item 9.  Notice of Dissolution of Group.
-------  ------------------------------

         Not applicable.

Item 10. Certification.
-------- -------------

         Not applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b).

                               Page 4 of 5 pages

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 13, 1998


ABINGWORTH BIOVENTURES SICAV

By:  /s/M. Rose DOCK
     ---------------
     Name:  M. Rose DOCK

Title:  Director
        --------


By:  /s/Fernand HEIM
     ---------------
     Name: Fernand HEIM

Title:  Mandatory
        ---------

                               Page 5 of 5 pages